SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

COMMISSION FILE NUMBER 000-32593

NOTIFICATION OF LATE FILING

(Check One):

 X  Form 10-K

      Form 11-K

      Form 20-F

      Form 10-Q

      Form N-SAR

For Period Ended: December 31, 2009

      Transition Report on Form 10-K

      Transition Report on Form 10-Q

      Transition Report on Form 20-F

      Transition Report on Form N-SAR

      Transition Report on Form 11-K

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION.

Full name of registrant: WENTWORTH ENERGY, INC.

Former name if applicable: N/A

Address of principal executive office

(Street and number): 800 N. CHURCH STREET, SUITE C

City, state and zip code: PALESTINE, TEXAS, 75801

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 X    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE.

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of preparing and reviewing the financial and other information to be disclosed in the Annual Report on Form 10-K, and management does not believe the Form 10-K can be completed on or before the prescribed due date without unreasonable effort or expense.

PART IV. OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

Allen McGee	(713)	690-3464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 X   Yes                         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes                   X   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WENTWORTH ENERGY, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2010	By: /s/ Allen McGee
Allen McGee
Chief Financial Officer